UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2) Allied Healthcare Products, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 019222 10 8
(CUSIP Number)
John D. Weil 4625 Lindell Blvd. Suite # 335 St Louis MO 63108 (314) 421-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 21, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON John D. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) *See Item 6 below	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,128
	8	SHARED VOTING POWER 492,227 subject to disclaimer in Item 5
	9	SOLE DISPOSITIVE POWER 167,128
	10	SHARED DISPOSITIVE POWER 492,227, subject to disclaimer in Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 659,355, subject to disclaimer in Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Note: To the extent pertaining to John D. Weil, this Statement shall be deemed to amend a Schedule 13D filed by Mr. Weil jointly with other parties named therein, on January 23, 2012 (the “2012 13D”). The 2012 13D was previously amended by an Amendment No.1 on Schedule 13D/A (the “2019 Amendment”) jointly filed by Mr. Weil, Mark S. Weil, Richard K. Weil, the Estate of Paula K. Weil and Joseph D. Lehrer on March 14, 2019. Mark S. Weil, Richard K. Weil and Joseph D. Lehrer are collectively referred to as the “Weil Family Persons.”

The person filing this Statement is John D. Weil (the “Reporting Person” or “Mr. Weil”). Except as amended hereby, the information reported in the 2019 Amendment remains unchanged.

Item 1. Security and Issuer.

This Statement relates to the Common Stock of Allied Healthcare Products, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 1720 Sublette Avenue, St Louis, Missouri 63110.

Item 2. Identity and Background

The business address of the Reporting Person is 4625 Lindell Blvd. Suite # 335, St Louis, Missouri 63108.

John D. Weil is a self-employed investor and has served as a member of the board of directors of the Issuer since 1997. John Weil is a citizen of the United States.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock of the Issuer reported on this Statement were acquired either using personal funds of the Reporting Person, by transfers for no consideration from trusts, partnerships or other entities affiliated with the Mr. Weil’s family, or through the options granted by the Issuer as compensation for his service on the Issuer’s Board of Directors and/or the exercise thereof.

As reported in the 2019 Amendment, Paula Weil passed away on November 23, 2016. Upon her death, Mr. Weil became trustee of Paula Weil’s revocable trust, which held 223,680 shares of Common Stock of the Issuer solely for the benefit of charities (the “Paula Weil Trust”). Such shares were included as being within Mr. Weil’s sole voting and dispositive power on the 2019 Amendment. On May 21, 2020, the Paula Weil Trust made an in-kind distribution of all 223,680 shares to the charitable beneficiaries of the trust.

Item 4. Purpose of Transaction.

The shares of Common Stock described in this Statement were originally acquired by the Reporting Person, or his successor in interest, for the purpose of investment, or in the case of shares held as trustee for the Paula Weil Trust, solely as a result of Mr. Weil’s service as trustee of the trust upon Paul Weil’s death. The transaction described in Item 3 above was effected by Mr. Weil as trustee of the Paula Weil Trust for no consideration.

The Reporting Person currently has no present plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) any material change to the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer’s business or corporate structure, (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (i) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

After giving effect to the transaction described in Item 3, as of the date on which this schedule was filed and subject to the disclaimers below in this Item 5, the Reporting Person together with the Weil Family Persons beneficially own an aggregate of 1,382,146 shares of Common Stock, which represents 34.4% of the Issuer’s issued and outstanding shares of Common Stock as of March 31, 2020, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filings with the Securities Exchange Commission. To the extent the foregoing statement reflects beneficial ownership information of the Weil Family Persons, it is based on the knowledge of the Reporting Person.

After giving effect to the transaction described in Item 3, the Reporting Person’s interest in shares of Common Stock is as set forth below:

Reporting Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power
	Number of Common Shares	% of Outstanding Common Shares(1)	Number of Common Shares	% of Outstanding Common Shares(1)
John D. Weil	167,128	4.2%	492,227 (2)	12.2%

(1)	The percentage of outstanding shares of Common Stock disclosed with respect to John D. Weil are based on a total of 4,021,037 shares of Common Stock issued and outstanding as of March 31, 2020, which includes 7,500 shares of Common Stock which John D. Weil has the right to acquire within the next 60 days pursuant to options granted by the Issuer.

(2)	The number of shares of Common Stock over which John Weil has shared voting and dispositive power includes:
(a)	64,118 shares held in a trust for the benefit of John Weil’s spouse and her children and with respect to which John Weil serves as a co-trustee.
(b)	21,647 shares held in a trust for the benefit of descendants of Mark Weil and with respect to which John Weil serves as a co-trustee with Mark Weil.
(c)	32,163 shares held in trusts for the benefit of Richard Weil, Jr. and/or his children with respect to which John Weil serves as co-trustee with Richard Weil, Jr.
(d)	206,309 shares held in a limited partnership with respect to which John Weil serves as a non-controlling general partner. John Weil disclaims any beneficial interest in these shares.
(e)	30,309 shares held by John Weil’s spouse in a revocable trust for her benefit. John Weil disclaims any beneficial ownership in these shares.
(f)	19,757 shares held in trusts for the benefit of children of Mark Weil, of which John Weil serves as co-trustee with Mark Weil.
(g)	117,924 shares held by or for the benefit of other members of John Weil’s extended family. John Weil disclaims any beneficial ownership in these shares.

Other than the transactions described in Item 3 above, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

Note: Row 11 in the 2019 Amendment mistakenly overstated the Reporting Person’s aggregate beneficial ownership of shares of the Issuer by double counting shares under his sole control. The number of shares reported in Row 11 in the 2019 Amendment should have been 883,035. Similarly, the percentage of the Issuer’s shares beneficially owned by the Reporting Person in Row 13 was overstated and should have been reported as 22.0%.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein and in the 2019 Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2020

/s/ John D. Weil
John D. Weil